Exhibit 12.1

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, thousands of dollars)

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations	$139,848	$121,207	$171,083	$207,795	$160,063	$53,104	$53,742
Add:
Income tax expense (benefit)	25,070	12,681	19,055	(16,948)	(33,649)	6,083	15,735
Amortization of capitalized interest	1,503	1,407	2,004	1,876	2,408	2,501	2,531

	166,421	135,295	192,142	192,723	128,822	61,688	72,008

Adjustments to earnings for fixed charges:
Interest and other financial charges	42,212	35,120	48,905	46,961	46,718	48,738	62,383
Interest factor attributable to rentals	477	542	636	722	476	288	823
Capitalized interest	—	—	1,020	—	—	—	—

	42,689	35,662	50,561	47,683	47,194	49,026	63,206

Earnings as adjusted	209,110	170,957	$242,703	$240,406	$176,016	$110,714	$135,214

Fixed Charges:
Fixed charges above	$43,656	$36,321	$50,561	$47,683	$47,194	$49,026	$63,206

Ratio of earnings as adjusted to total fixed charges	4.79	4.71	4.80	5.04	3.73	2.26	2.14